July 30, 2008

VIA EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20549
Attention:	Mr. John Cash, Branch Chief
Division of Corporation Finance

Re:	Alberto-Culver Company

Form 10-K for the fiscal year ended September 30, 2007

File No. 1-32970

Ladies and Gentlemen:

This letter responds to the Securities and Exchange Commission Staff’s comment letter dated July 29, 2008 regarding Alberto-Culver Company’s (the “Company”) Form 10-K for the fiscal year ended September 30, 2007. For the Staff’s convenience, we have set forth the text of the comment contained in the Comment Letter followed by our response.

Notes to the Consolidated Financial Statements

(10) Business Segments, Geographic Area and Major Customer Information, page 57

1.	We appreciate your participation in the conference call with us on July 28, 2008. As a result of that call and our subsequent discussion, please confirm that you will address your segment reporting at a geographic level beginning with your Form 10-K for the fiscal year ended September 30, 2008. We encourage you to thoroughly analyze your segment reporting to ensure that your reporting complies with current standards and interpretations.

RESPONSE: We confirm that we will address our segment reporting at a geographic level beginning with our Form 10-K for the fiscal year ended September 30, 2008. In connection with this, we will thoroughly analyze our segment reporting to ensure that our reporting complies with current standards and interpretations. We would also like to thank the Staff for their participation in the conference call and the open dialogue that helped us resolve this matter.

In connection with this response, Alberto-Culver Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Cash

July 30, 2008

If you have any questions regarding the above response or require any additional information, please call me at (708) 450-3105 or Paul Hoelscher, Vice President and Corporate Controller, at (708) 450-3128.

Sincerely,

/s/ Ralph J. Nicoletti
Ralph J. Nicoletti
Senior Vice President and Chief Financial Officer

cc:	V. James Marino
Paul W. Hoelscher